Exhibit 2

The Board of Directors
ChinaEdu Corporation
4th Floor-A, GeHua Building
No. 1 Qinglong Hutong, Dongcheng District
Beijing 100007
People's Republic of China

Dear Sirs:

Julia Huang (“Ms. Huang”), executive chairman of the board of directors of ChinaEdu Corporation (the “Company”) and Shawn Ding (“Mr. Ding”), CEO of the Company (collectively, the “Buyer Parties”), are pleased to submit this preliminary, non-binding proposal to acquire all outstanding ordinary shares (the “Shares”) and the American Depositary Shares (“ADSs”, each representing three Shares) of the Company, in both cases, that are not beneficially owned by the Buyer Parties and certain other shareholders of the Company who may join the Buyer Parties (the “Acquisition”).

We believe that our proposal of US$2.33 in cash per Share, or US$7.00 in cash per ADS, will provide an attractive opportunity to the Company's shareholders. This price represents a premium of approximately 20% to the closing price of the Company’s ADSs on June 19, 2013 and a premium of approximately 22% to the volume weighted average price of the Company’s ADSs for the last 180 trading days.

1.  Consortium. The Buyer Parties intend to work with each other exclusively in pursuing the Acquisition during the course of the transaction. Please also note that the Buyer Parties are currently only interested in pursuing the Acquisition and have no interest in selling their ordinary shares in any other transaction involving the Company.

2.  Purchase Price. The Buyer Parties are prepared to pay for the Shares and ADSs to be acquired in the Acquisition at a price of US$2.33 per Share and US$7.00 per ADS, as the case may be, in cash.

3.  Funding. It is intended that the Acquisition will be funded by debt and/or equity capital. We expect definitive commitments for the required debt financing and/or equity funding, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed.

4.  Due Diligence.  We will be in a position to commence our due diligence for the Acquisition immediately upon receiving access to the relevant materials. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the Definitive Agreements.

5.  Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These Definitive Agreements will include representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.  Process.  We recognize that the Company's Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Mr. Ding and Ms. Huang in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition and that Mr. Ding and Ms. Huang will recuse themselves from participating in any Board deliberations and decisions related to the Acquisition.

7.  Advisors. The Buyer Parties have retained Loeb & Loeb LLP as U.S. legal counsel in connection with the Acquisition.

8.  Confidentiality. We are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law or mutually agreed to by the parties, until we have executed the Definitive Agreements or terminated our discussions.

9.  No Binding Commitment.  This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

/Shawn Ding Shawn Ding
/Julia Huang Julia Huang

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